As filed with the Securities and Exchange Commission on June 10, 2003

Registration No. 333-103886

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

FORM F-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

ORIGIN ENERGY LIMITED

(Exact Name of Registrant as Specified in Its Charter)

New South Wales, Australia	None	4932
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)	(Primary Standard Industry Classification Number)

Level 39, AMP Centre, 50 Bridge Street

Sydney, NSW 2000

Australia

+ 61-2 9220-6400

(Address, Including Zip Code, and Telephone Number, Including

Area Code, of Registrant’s Principal Executive Offices)

Puglisi & Associates

850 Library Avenue, Suite 204

P.O. Box 885

Newark, Delaware 19715

(302) 738-6680

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

With copy to:

Pillsbury Winthrop (International)

Angelique Mentis, Esq.

Level 10, 7 Macquarie Place

Sydney, NSW 2000

Australia

Telephone: +61-2 8214-2200

Approximate date of commencement of proposed sale to the public:

As soon as practicable after this Registration Statement becomes effective.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, check the following box.  ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To Be Registered	Amount to be Registered		Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee

Ordinary Shares	US$993,661	(1)			US$80.39

(1)	Estimated solely for the purpose of calculating the registration fee based on the average of the last sale reported of our ordinary shares on the Australian Stock Exchange Limited as of June 6, 2003 of A$4.37 translated at an exchange rate of US$0.66035 per A$1.00, the noon buying rate in New York City for cable transfers in Australian dollars as reported by The Federal Reserve Bank of New York (the “Noon Buying Rate”) on June 6, 2003, in accordance with Rule 457(c) under the Securities Act of 1933.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with Securities and Exchange Commission is declared effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS

SUBJECT TO COMPLETION

DATED June    , 2003

ORIGIN ENERGY LIMITED

344,336 Ordinary Shares

This prospectus relates to the resale of 344,336 of our ordinary shares by all of our shareholders who hold less than 2,000 of our ordinary shares and are located in those jurisdictions identified in this prospectus under the heading “Selling Shareholders.” For a period from June 23, 2003 to July 29, 2003, or as such other later date determined by us, the ordinary shares may be offered by the selling shareholders in connection with a share sale facility through ordinary brokerage transactions on the Australian Stock Exchange as described in this prospectus. The offering of our ordinary shares pursuant to this prospectus is not being underwritten.

Our ordinary shares are traded on the Australian Stock Exchange under the symbol “ORG.”

Investing in our securities involves risks that are described in the “ Risk Factors” section beginning on page 2 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offence.

The date of this prospectus is June 10, 2003.

ABOUT THIS PROSPECTUS

The registration statement we filed with the Securities and Exchange Commission includes exhibits that provide more detail on descriptions of the matters discussed in this prospectus. You should read this prospectus and the related exhibits filed with the Securities and Exchange Commission, together with additional information described under the heading “Where You Can Find More Information.”

Unless the context otherwise requires, references in this prospectus to “we,” “us” and “our” refer to Origin Energy Limited and its consolidated subsidiaries.

SUMMARY

This summary highlights information contained elsewhere in this prospectus and the documents incorporated by reference. Because this is only a summary, it does not contain all the information you should consider before participating in the share sale facility. You should read the entire prospectus and the documents incorporated by reference carefully.

Our Address

Our principal executive offices are located at Level 39, AMP Centre, 50 Bridge Street, Sydney NSW 2000, Australia, and our telephone number is + 61 2 9220 6400.

The Offering

Ordinary shares	344,336

Selling shareholders

Our ordinary shares are being sold by up to 446 of our shareholders. Such shareholders consist of all of our shareholders who (a) hold less than 2,000 of our ordinary shares and (b) are located outside of Australia, New Zealand, the Cook Islands, Fiji, The United Kingdom, The Netherlands, The Philippines, Papua New Guinea, Tonga, Vanuatu, and Western Samoa.

Offer details

For a period from June 23, 2003 to July 29, 2003, or as such other later date determined by us, the ordinary shares may be offered by the selling shareholders in connection with a share facility through ordinary brokerage transactions on the Australian Stock Exchange, at market prices on the Australian Stock Exchange prevailing at the time of the sale and in other ways described in “The Offer Details” and “Plan of Distribution.”

Use of Proceeds	We will not receive any proceeds from the offering.

Australian Stock Exchange Symbol	ORG

RISK FACTORS

An investment in our ordinary shares involves a high degree of risk. You should consider carefully the risk factors contained in our filing on Form 20-F/A filed with the Securities and Exchange Commission on June 10, 2003, and all other information contained in and incorporated by reference in this prospectus before making an investment decision. See “Where You Can Find More Information” for information on how to obtain a copy of our Form 20-F. Additional risks and uncertainties that are not yet identified or that we think are immaterial may also materially harm our business, operating results and financial condition and could result in a complete loss of your investment.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form F-3 with the Securities and Exchange Commission, under the Securities Act of 1933, including exhibits and schedules, in connection with the ordinary shares to be transacted in this offering. This prospectus is part of the registration statement and does not contain all the information included in the registration statement. The registration statement incorporates by reference additional information and exhibits. We are subject to the reporting requirements of the Securities Exchange Act of 1934 and file annual, and periodic reports, and other information with the Securities and Exchange Commission. You may read and copy the registration statement and any document we file with the Securities and Exchange Commission at the public reference room maintained by the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission also maintains a web site that contains reports, and information statements and other information regarding companies, such as us, that file documents electronically with the Securities and Exchange Commission. The address of that site on the world wide web is http://www.sec.gov. The information on the Securities and Exchange Commission’s web site is not part of this prospectus, and any references to this web site or any other web site are inactive textual references only.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The Securities and Exchange Commission permits us to “incorporate by reference” the information contained in documents we file with it, which means that we can disclose important information to you by referring you to those documents rather than by including them in this prospectus. Information that is incorporated by reference is considered to be part of this prospectus and you should read it with the same care. Later information that we file with the Securities and Exchange Commission will automatically update and supersede the information that is either contained herein or incorporated by reference herein, and will be considered to be a part of this prospectus from the date such documents are filed. We have filed with the Securities and Exchange Commission, and incorporate by reference in this prospectus:

•	our Annual Report on Form 20-F/A for the year ended June 30, 2002, filed with the Securities and Exchange Commission on June 10, 2003; and

•	our Report on Form 6-K, dated May 15, 2003, setting forth our report for the quarter ended March 31, 2003, and our Sustainability Report to Stakeholders for the financial year ended June 30, 2002.

We also incorporate by reference all additional documents that we file with the Securities and Exchange Commission under the terms of Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, that are made after the initial filing date of the registration statement of which this prospectus is a part and before the termination of any offering of securities offered by this prospectus. We may also incorporate by reference certain Forms 6-K subsequently submitted to the Securities and Exchange Commission by stating in those forms that they are being incorporated into this prospectus. Any statement contained in this prospectus or in a document incorporated in, or deemed to be incorporated by reference to, this prospectus shall be deemed to be modified or superseded, for purposes of this prospectus, to the extent that a statement contained in this prospectus or any other subsequently filed document which also is incorporated in, or is deemed to be incorporated by reference to this prospectus, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

Upon your written or oral request of any or all of the documents incorporated by reference but not delivered with this prospectus, we will send to you the copies you requested at no charge. However, we will not send exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents. You should direct requests for such copies to the Company Secretary, Origin Energy Limited, Level 39, AMP Centre, 50 Bridge Street Sydney, NSW 2000, Australia. Our telephone number is +61-2 9220-6400.

You should rely only on the information incorporated by reference or provided in this prospectus, and the registration statement. We have not authorized anyone else to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any state where the offer or sale is not permitted. You should assume that the information in this prospectus, or incorporated by reference, is accurate only as of the dates of those documents. Our business, financial condition, results of operations and prospects may have changed since those dates.

FORWARD-LOOKING STATEMENTS

Certain statements in this prospectus and the documents incorporated in this prospectus by reference constitute “forward-looking statements” within the meaning of section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934. When used in this prospectus and the documents incorporated in the prospectus by reference, the words “expect,” “anticipate,” “estimate,” “believe,” “no assurance” and similar expressions and statements which are made in the future tense, are intended to identify such forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results, performance or achievements to differ materially from any future results, performance of achievements expressed or implied by such forward-looking statements. Such factors include among others, those listed under “Risk Factors” and elsewhere in the prospectus. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances upon which any such statement is based.

ENFORCEABILITY OF CIVIL LIABILITIES

We are a company organized under the laws of the State of New South Wales, Australia, and our principal executive offices are located in Sydney, Australia. All of our directors and officers, and some of the experts named in this prospectus, reside outside the United States, principally in Australia. A substantial portion of our assets and the assets of the directors, officers and experts, is located outside the United States. As a result, you may not be able to effect service of process within the United States upon us or these persons so that you may enforce judgements of United States courts against them based on the civil liability provisions of the United States federal securities laws. In addition, there are doubts as to the ability of an investor to bring an original action in an Australian court to enforce liabilities against us or any person based on US federal securities laws.

INFORMATION ABOUT THE OFFER

Offer Statistics And Expected Timetable

For details on the offer of Ordinary Shares pursuant to this prospectus see “The Offer Details” below.

Capitalization and Indebtedness

The following table sets forth our capitalization and long-term debt in Australian dollars as of April 30, 2003. The shares for sale through this facility will be sold on the Australian Stock Exchange in ordinary market transactions on behalf of eligible shareholders. The proceeds from such sales will be remitted to those selling shareholders. We will not buy back any of the shares sold hereby. Consequently there should be no change to our capitalization as a result of this share sale facility.

The following table is based on our unaudited interim financial statements for the six months ended December 31, 2002 which were prepared in accordance with Australian generally accepted accounting principles (“Australian GAAP”), in a manner consistent with our audited Financial Statements for our fiscal year ended June 30, 2002 and updated for movements in our financial accounts to April 30, 2003. See Note 39 to such Financial Statements included in our Annual

Report on Form 20-F/A for the year ended June 30, 2002 filed with the Securities and Exchange Commission on June 10, 2003. This table should be read in conjunction with our unaudited financial statements and other financial information contained elsewhere in and incorporated by reference into this prospectus.

April 30, 2003
(A$ in millions) (Unaudited)
Long term debt
Long term indebtedness (unsecured)	663.0
Long term lease liabilities (secured)	0.1

Total long term debt	663.1

Equity
Ordinary shares(1)(2)	418.5
Reserves	113.4
Retained profit	1,191.7
Outside equity interest in controlled entities	35.4

Total equity	1,759.0

Total capitalization	2,422.1

(1)	No-par value.
(2)	The number of shares outstanding as of April 30, 2003 excludes 11,569,700 shares of common stock reserved for issuance under our Employee Stock Option Plan.

Reasons for the Offer and Use of Proceeds

All of the ordinary shares offered hereby are being sold by the selling shareholders. We will not receive any proceeds from the offering. However your participation in this Share Sale Facility may help us reduce our long run costs. If, following the closing of the Share Sale Facility, the number of shareholders of record in the United States falls below 300, we will seek to deregister in the United States and we will no longer be required to comply with certain reporting requirements in the United States. All shareholders will, however, continue to receive our periodic reports that are lodged with the Australian Stock Exchange.

Interests of Experts And Counsel

Not Applicable.

The Offer Details

We are registering 344,336 ordinary shares on behalf of certain of our selling shareholders described below in order to enable them to sell their ordinary shares through a share sale facility. A description of the share sale facility follows.

Description of Our Share Sale Facility

Our share sale facility will be made available to up to 446 of our shareholders holding 344,336 of our ordinary shares. These shareholders comprise all of our shareholders who (a) hold less than 2,000 of our ordinary shares and (b) are located outside Australia, New Zealand, The Cook Islands, Fiji, The United Kingdom, The Netherlands, The

Philippines, Papua New Guinea, Tonga, Vanuatu and Western Samoa (“Eligible Shareholders”). For the period from June 23, 2003 to July 29, 2003 (or as such period may be extended), Eligible Shareholders will be entitled to sell all, but not less than all, of their ordinary shares through the share sale facility. Eligible Shareholders will not be obliged to sell their shares through the share sale facility and such shareholders will not receive any premium or other incentive to participate in the share sale facility.

We have engaged Georgeson Shareholder Communications Corporation (“Georgeson”) to act as information agent in connection with the share sale facility. In this capacity, Georgeson will provide administrative and support services. We will pay Georgeson total fees (consisting of the items listed as “Information Agent Fee” and “Printing Fees” in the table under the heading “Expenses of the Issue”) of up to US$41,055 for its services.

We will also require the services of our share registrar, ASX Perpetual Registrars Limited (“Perpetual”), to assist in the processing of data and co-ordination of this facility in Australia. We will pay Perpetual total fees estimated to be approximately A$8,000, or approximately US$5,000, for these services.

We have appointed Citigroup Global Markets Australia Pty Ltd (“CGMA”) to act as broker in connection with the share sale facility. CGMA will conduct sales of the ordinary shares submitted to the share sale facility by Eligible Shareholders in open market transactions on the Australian Stock Exchange. We have agreed to pay CGMA broker’s commission of 0.5% in connection with the sale of the ordinary shares through the share sale facility. These fees are listed as “Transfer Agent Fees” in the table under the heading “Expenses of the Issue” and are not expected to exceed US$2,000.

Georgeson will act as information agent in the United States, co-ordinating the printing and mailing of information and instructions regarding the share sale facility, ensuring that all Eligible Shareholders have received the information, answering any questions regarding the facility and collating responses. Responses will be forwarded to Perpetual who will verify that shareholding details have not changed, and ensure that all shares are able to be sold by our elected broker. CGMA will act as broker in connection with the share sale facility. CGMA will conduct sales of the ordinary shares in open market transactions on the Australian Stock Exchange on a weekly basis in a manner that is expected to minimize any market impact of the sales on the price of our ordinary shares. We expect that sales will commence on the second Friday that the program is open, and will continue on each Friday until the program is terminated. The price per share to be paid to participating Eligible Shareholders will be the volume weighted average share price for that day on which the shares are sold in Australian dollars multiplied by the noon buying rate in New York City for cable transfers in Australian dollars as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) on that day. Participating Eligible Shareholders will not be guaranteed a minimum sale price for their ordinary shares. After the sales have been effected on the Australian Stock Exchange and verified, proceeds will be transferred to Georgeson in New York who will then arrange for the mailing of tax forms, checks and closing letters.

Neither we, Perpetual nor Georgeson will directly or indirectly receive any of the commissions paid to CGMA for the sales of the ordinary shares by participating Eligible Shareholders. At no time will we, CGMA, Perpetual or Georgeson take title to any ordinary shares sold through the share sale facility. In addition, neither we, CGMA, Perpetual nor Georgeson will recommend publicly or privately that Eligible Shareholders participate in the share sale facility.

As part of the share sale facility we will also offer exiting Eligible Shareholders the opportunity to have any uncashed dividend checks in Australian dollars which they have previously received replaced by a U.S. dollar check. The conversion from Australian dollars to U.S. dollars will be undertaken at the same “Noon Buying Rate” as is used to convert the proceeds from the sale of their shares to U.S. dollars.

Upon completion of the share sale facility, if we have fewer than 300 U.S. shareholders, calculated pursuant to Rule 12g3-2(a) under the Securities Exchange Act of 1934, as amended, we intend to terminate our registration under the Securities Exchange Act of 1934. As a result, we would no longer be subject to the reporting requirements of the Securities Exchange Act of 1934.

Plan of Distribution

The ordinary shares offered pursuant to this prospectus will be sold pursuant to Regulation S under the Securities Act of 1933, as amended, in brokered transactions on the Australian Stock Exchange. See “The Offer Details” above for a more detailed description of this process.

Markets

The ordinary shares sold by the selling shareholders will be sold in brokered transactions on the Australian Stock Exchange. See “The Offer Details” above for a more detailed description of this process.

Selling Shareholders

We are registering the ordinary shares offered pursuant to this prospectus on behalf of up to 446 of our shareholders holding 344,336 or approximately 0.052% of our ordinary shares. Such shareholders consist of all of our shareholders who (a) hold less than 2,000 of our ordinary shares and (b) are located outside of Australia, New Zealand, the Cook Islands, Fiji, The United Kingdom, The Netherlands, The Philippines, Papua New Guinea, Tonga, Vanuatu, and Western Samoa. See “The Offer Details” above for a more detailed description of this process.

Dilution

Not Applicable.

Expenses of the Issue

In connection with the issuance and distribution of the securities being registered, all expenses incurred with the registration of the securities will be borne by us.

Expenses (US$)
Registration Fee	80
Blue Sky Qualification Fees And Expenses*	5,000
Transfer Agent Fees*	2,000
Information Agent Fee*	37,555
Printing Fees*	3,500
Legal Fees And Expenses*	70,000
Accounting Fees And Expenses*	36,300
Data Processing and Co-ordination *	5,300

US$159,735

*	Estimated.

Share Capital

As at June 30, 2002 and June 6, 2003, the total number of our outstanding ordinary shares, no-par value, issued and fully paid was 647,829,152 and 657,709,751, respectively.

The following tables sets out the movement in our share capital over the last three years.

Movements in Share Capital July 1, 1999 to June 30, 2000

	Number of Shares	A$ in ’000s
Balance at beginning of period	1,128,155,934	1,942,675
Exercise of Options	—	—
Dividend Re-investment plan	7,944,422	19,520
Employee Share Plan	—	—
Share Buy Back	—	—
Share Purchase Plan	—	—
Institutional Placements	—	—

	Number of Shares	A$ in ’000s
Consolidation of every 2 shares into 1 share in February, 2000	(568,050,178)	—
Reduction in Share Capital(1)	—	(1,795,039)

Total Movements in Ordinary Share Capital	(560,105,756)	(1,775,519)

Balance at end of period	568,050,178	167,156

Movements in Share Capital July 1, 2000 to June 30, 2001

	Number of Shares	A$ in ’000s
Balance at beginning of period	568,050,178	167,156
Exercise of Options	—	—
Dividend Re-investment plan	6,304,775	11,301
Employee Share Plan	453,933	—
Share Buy Back(2)	(1,760,507)	—
Share Purchase Plan	—	—
Institutional Placements	—	—

Total Movements in Ordinary Share Capital	4,998,201	11,301

Balance at end of period	573,048,379	178,457

Movements in Share Capital July 1, 2001 to June 30, 2002

	Number of Shares	A$ in ’000s
Balance at beginning of period	573,048,379	178,457
Exercise of Options	761,650	1,570
Dividend Re-investment plan	2,693,165	8,117
Employee Share Plan	629,145	—
Share Buy Back	—	—
Share Purchase Plan	26,500,287	73,563
Institutional Placements	44,196,526	123,332

Total Movements in Ordinary Share Capital	74,780,773	206,582

Balance at end of period	647,829,152	385,039

Movements in Share Capital July 1, 2002 to June 6, 2003

	Number of Shares	A$ in ’000s
Balance at beginning of period	647,829,152	385,039
Exercise of Options	2,333,300	5,418
Dividend Re-investment plan(3)	7,547,299	28,276
Employee Share Plan	—	—
Share Buy Back	—	—
Share Purchase Plan	—	—

Institutional Placements	—	—

Total Movements in Ordinary Share Capital	9,880,599	33,694

Balance at end of period	657,709,751	418,733

(1)	Reduction in issued capital for the in-specie distribution of Blue Circle Southern Cement Limited (renamed Boral Limited) shares to existing shareholders, pursuant to the “Scheme of Arrangement between Boral Limited and the holders of its ordinary shares”, dated December 15, 1999 (568,050,178 shares in Blue Circle Southern Cement Limited at A$3.16 were issued).

(2)	On May 18, 2001 we completed the buy-back of 1,760,507 ordinary shares, representing 0.31% of our ordinary shares on issue on that date. The buy-back was implemented in accordance with Article 17A of our Constitution which was approved by shareholders at our Extraordinary General Meeting held on April 11, 2001. The total consideration for shares bought back on the market was A$3,992,000, being an average, including incidental costs, of A$2.27 per share. The consideration was deducted from retained profits.

(3)	In 2002 we offered our Dividend Reinvestment Plan with a 5% discount to the weighted average price of shares sold on market in the 5 days prior to the date of record of the dividend. There was no such discount in prior years.

Material Changes

Since the lodgment of our Annual Report on Form 20-F for the year ended June 30, 2002, filed with the Securities and Exchange Commission on December 24, 2002, we have released our interim results for the half year ended December 31, 2002 which are included in this prospectus and discussed below.

Six Months ended December 31, 2002 compared with Six Months ended December 31, 2001

	Six months ended December 31,
	2002	2001
	(All amounts in millions of A$ unless otherwise specified)
	(unaudited)
STATEMENT OF FINANCIAL PERFORMANCE DATA:
Amounts prepared in accordance with Australian GAAP
Sales revenue	1,658.1	1,222.8
Operating profit before significant items	138.9	83.0
Significant items	—	—
Income tax	(47.2)	(25.8)
Net income before outside equity interest	91.7	57.2
Outside equity interest	(2.1)	(2.6)
Net income	89.6	54.7
Number of shares (shares)	652,317,960	646,312,069
Basic earnings per share (A$ per share)	0.138	0.087
Diluted earnings per share (A$ per share)	0.137	0.087
Amounts prepared in accordance with US GAAP
Net income	140.3	80.8
Basic earnings per ordinary share (A$ per share)	0.216	0.129
Diluted earnings per ordinary share (A$ per share)	0.215	0.128

	As at December 31, 2002	As at December 31, 2001
STATEMENT OF FINANCIAL POSITION DATA:
Amounts prepared in accordance with Australian GAAP
Current assets	668.9	522.1
Current liabilities	654.0	487.8
Total assets	3,326.3	2,873.8
Long-term debt	630.1	520.0
Equity	1,731.2	1,569.4
Amounts prepared in accordance with US GAAP
Total assets	3,512.6	2,878.0
Long-term debt	630.1	520.0
Equity	1,804.4	1,619.2

Results By Segment

Six Months ended December 31, 2002

(in millions of A$)

	External Sales	Earnings Before Interest, Tax, Depreciation & Amortization (EBITDA)(1)	Earnings Before Interest and Tax (EBIT)(2)
Segments
Exploration and Production	144.6	90.2	47.1
Retail	1,396.4	133.8	94.6
Generation	40.9	19.5	10.5
Networks	76.2	12.3	11.4

Total	1,658.1	255.9	163.7

	Assets	Depreciation And Amortization	Capital Expenditure and Acquisitions
Segments
Exploration and Production	967.8	43.1	135.1
Retail	1,530.5	39.2	152.5
Generation	367.8	9.1	94.1
Networks	171.8	0.9	0.1
Unallocated	288.4	—	—

Total	3,326.3	92.3	381.8

Six Months ended December 31, 2001

(in millions of A$)

	External Sales	Earnings Before Interest, Tax, Depreciation & Amortization (EBITDA)(1)	Earnings Before Interest and Tax (EBIT)(2)
Segments
Exploration and Production	140.8	102.3	57.4
Retail	990.8	67.7	34.8
Generation	27.6	10.4	2.5
Networks	63.5	12.2	10.9

Total	1,222.8	192.6	105.5

	Assets	Depreciation And Amortization	Capital Expenditure and Acquisitions
Segments
Exploration and Production	828.9	44.9	75.0
Retail	1,373.9	33.0	39.1
Generation	287.6	8.0	31.2
Networks	173.3	1.3	0.8
Unallocated	210.1	—	—

Total	2,873.8	87.1	146.1

(1)	EBITDA is used extensively in our Australian financial statements to assess segment performance and is net profit before the deduction of depreciation, amortization, interest, tax and outside equity interests. EBITDA is the sum of amounts disclosed as EBIT and Depreciation and Amortization.

(2)	EBIT is used extensively in our Australian financial statements to assess segment performance and is net profit before the deduction of interest, tax and outside equity interests. EBIT is reconciled to net profit after tax for the six months ended December 31, 2002 of A$89.6 million (December 31, 2001: A$54.7 million) by adding back interest expense of A$24.8 million (December 31, 2001: A$22.5 million); income tax of A$47.2 million (December 31, 2001: A$25.8 million) and net profit attributable to outside equity interests of A$2.1 million (December 31, 2001: A$2.6 million).

Profit

We reported a net profit after tax of A$89.6 million for the six months ended December 31, 2002, an increase of A$34.9 million, or 64%, compared to A$54.7 million for the six months ended December 31, 2001. The increase was principally due to improved contribution from our Retail segment following electricity tariff increases of 13.5% in January 2002 and our acquisition of the CitiPower retail electricity business in July 2002. There were no significant items in the result for either this half or the prior corresponding period.

Basic earnings per share increased by 59% to A$0.138 per share on a capital base that increased by 4.7%. We declared an interim dividend of A$0.05 per share in relation to the six months ended December 31, 2002 on February 20, 2003, franked to A$0.02, which will be paid on March 24, 2003, compared to a fully franked interim dividend of A$0.02 per share for the six months ended December 31, 2001. The Dividend Reinvestment Plan will apply to this dividend and a 5% discount will be provided, based on the average of share price transactions for Origin Energy Limited shares over the five trading days prior to the date of record, March 7, 2003.

Revenue

Revenue from ordinary activities for the six months ended December 31, 2002 increased A$432.4 million or 35%, to A$1,669.9 million from A$1,237.5 million in the six months ended December 31, 2001. This revenue consists principally of sales of energy and related products as well as revenue from rendering of services, distributions received and proceeds from the sale of assets. Our total external energy sales revenue, that is, sales revenue after eliminating intersegment sales, increased A$435.3 million or 36%, to A$1,658.1 million in the six months ended December 31, 2002 from A$1,222.8 million in the six months ended December 31, 2001. Revenue increased from all segments, but most notably in the Retail and Generation segments as discussed below.

External sales revenue for the Retail segment increased to A$1,396.4 million in the six months ended December 31, 2002 from A$990.8 million in the six months ended December 31, 2001, an increase of A$405.6 million or 41%. This was due mainly to the addition of revenues from the retail electricity business that we acquired from CitiPower in July 2002 which accounted for A$304.8 million of this increase. In addition, on January 13, 2002, we received a 13.5% increase in electricity tariffs in the area covered by the Powercor electricity retail business acquired by us in June 2001 which added a further A$36.3 million of revenue. These increases in revenue are related to fundamental growth of the retail business and we have now established a dynamic, dual-fuel energy retail business with over 2 million customers.

External sales for the Generation segment increased to A$40.9 million in the six months ended December 31, 2002 from A$27.6 million in the six months ended December 31, 2001, an increase of A$13.3 million, or 48%. This increase was principally as a result of increased contribution from power generation reflecting our acquisition of a 50% interest in the Worsley Cogeneration power station which contributed an additional A$0.9 million to revenue, the commissioning of the new Quarantine Power Station which contributed an additional A$2.6 million to revenue, and the impact of significantly higher prices received for sales from merchant plants which contributed an additional A$7.9 million to revenue. These new assets have helped strengthen our position and expertise in both the area of contracted cogeneration plants in the case of Worsley and the development of merchant plants addressing the peak component of the electricity market in the case of Quarantine.

External sales revenue for the Networks segment increased to A$76.2 million in the six months ended December 31, 2002 from A$63.5 million in the six months ended December 31, 2001, an increase of A$12.7 million or 20%. This increase was principally due to the cost recovery of increased responsibilities for the implementation of Full Retail Contestability activities under our operating and maintenance contracts with Envestra Limited which contributed an additional A$12.5 million to revenue.

External sales revenue for the Exploration and Production segment increased to A$144.6 million in the six months ended December 31, 2002 from A$140.8 million in the six months ended December 31, 2001, an increase of A$3.8 million or approximately 3%. This increase was primarily due to higher prices for gas and liquids, which including the effect of currency and oil price hedging added A$9.1 million to revenues, offsetting lower oil production from the sale of producing fields in the Eromanga Basin during early 2002, which reduced revenues by A$4.4 million. The balance, a reduction of A$0.9 million, was attributable to a variety of factors. The discovery of oil in the Hovea, Jingemia, and Eremia fields in the Perth Basin during 2001 and 2002 is likely to add significantly to oil production as these fields are appraised and developed during the coming year, reversing the decline in revenue following the sale of the Eromanga Basin oil fields.

The total of revenues received from ordinary activities also includes distributions received of A$7.7 million in the six months ended December 31, 2002 from our interest in Envestra Limited compared to distributions received of A$6.7 million in the six months ended December 31, 2001, an increase of A$1.0 million. This increase was due to an increase in our shareholding in Envestra Limited of 17.4 million shares in March 2002.

No businesses were disposed of during the six months ended December 2002. In the six months ended December 31, 2002 proceeds from the sale of assets were A$2.2 million, principally from the sale of minor operating assets. In the six months ended December 2001 the equivalent amount was A$0.7 million.

Expenses

Our total expenses for ordinary activities excluding borrowing costs were A$1,512.5 million in the six months ended December 31, 2002 compared to A$1,134.7 million in the six months ended December 31, 2001, an increase of A$377.8 million, or 33%. Expenses consist primarily of raw materials and consumables used in production, depreciation and amortization, employee expenses, contracting costs, exploration and production costs and administrative and other expenses.

Raw materials and consumables expense increased to A$1,105.4 million in the six months ended December 31, 2002 from A$803.3 million in the six months ended December 31, 2001, an increase of A$302.1 million or 38%. This increase principally reflected the impact of six months operations of the CitiPower retail electricity business acquired in July 2002, which added A$261.3 million to electricity purchasing costs, higher supply costs for the LPG business, which added A$5.2 million to costs, and other miscellaneous factors in total increasing costs by A$35.6 million.

Depreciation and amortization increased to A$92.3 million in the six months ended December 31, 2002 from A$87.1 million in the six months ended December 31, 2001, an increase of A$5.2 million or 6%. This was primarily due to an increase of A$5.5 million in the depreciation charges associated with computer systems for full retail contestability to A$5.8 million, and an increase in the amortization charge of A$2.4 million to A$9.5 million against commodity hedging contracts acquired from Powercor in June 2001, partially offset by a decrease of A$2.2 million in the depreciation of buildings, plant and equipment.

Employee expenses increased to A$101.6 million in the six months ended December 31, 2002 from A$77.4 million, an increase of A$24.2 million or 31%. This was largely due to an increase in employee numbers from 2,423 to 2,961 predominantly as a result of our growing retail businesses.

Administrative and other expenses increased to A$55.3 million in the six months ended December 31, 2002 from A$34.8 million in the six months ended December 31, 2001, an increase of A$20.5 million or 59% principally due to additional administrative expenses associated with the growth of the Retail business, which added A$10.5 million to costs, an increase in insurance costs of A$3.4 million, and an increase in duties paid in relation to the Networks business of A$6.6 million.

Exploration and production costs increased to A$35.2 million in the six months ended December 31, 2002 from A$25.3 million in the six months ended December 31, 2001, an increase of A$9.9 million or 39%. This increase was largely due to an increase in exploration provisioning of A$6.6 million from A$7.0 million to A$13.6 million and an increase in expenses associated with joint ventures of A$3.2 million, including charges relating to areas that are operated by other companies, such as our main producing asset, the Cooper Basin.

Net interest expense

Net interest expense increased A$2.3 million or 10% to A$24.8 million in the six months ended December 31, 2002 from A$22.5 million in the six months ended December 31, 2001. The increase was largely due to increased borrowing costs associated with funding our acquisition of the electricity retail business of CitiPower in July 2002 and acquisition of coal seam gas assets, also in July 2002.

Income tax expense

Income tax expense increased A$21.4 million or 83% to A$47.2 million in the six months ended December 31, 2002 from A$25.8 million in the six months ended December 31, 2001. The increase primarily reflects the higher pre-tax profit and reduced tax loss transfers available to the company, which has raised the effective tax rate from 31% to 34%.

Liquidity and Capital Resources

Capital Expenditure

Capital expenditure on plant and equipment for the six months ended December 31, 2002 totaled A$57.3 million, a decrease of A$15.2 million or 21% from A$72.6 million in the prior corresponding period. This was due to capital expenditure on the Quarantine Power Station and systems to support retail contestability that were included in the six months ended December 31, 2001, but were not repeated in the six months ended December 31, 2002. Expenditure on the Quarantine Power project is complete and only minor expenditure is anticipated on systems to support retail contestability going forward.

Expenditure on exploration and development totaled A$97.0 million in the six months ended December 31, 2002, an increase of A$37.7 million or 64% in the six months ended December 31, 2001. This was largely due to the acquisition of various coal seam gas interests in Queensland for a total A$48.0 million. We may undertake further acquisitions of this nature in the future if other companies decide to bring assets to market but this cannot be predicted at this time.

The acquisition in December 2002 of the Mt Stuart power station and related entities for an effective consideration of A$93.3 million was not settled until January 2003 and accordingly is not reflected in the cash flows in the six months ended December 31, 2002. There were no transactions for the purchase of controlled entities completed in the six months ended December 31, 2002, compared with A$7.7 million in the previous period where we paid for the acquisition of the Gasmart appliance stores in Victoria.

Expenditure on the purchase of businesses was A$131.6 million in the six months ended December 31, 2002, representing the purchase of the CitiPower retail electricity business in July 2002. There was no expenditure on the purchase of businesses in the equivalent period last year. We do not anticipate significant acquisitions in this area in the foreseeable future.

Borrowings

As at December 31, 2002, our total debt was A$735.1 million, compared to A$650.4 million at June 30, 2002. After deducting cash of A$30.4 million, net borrowings were A$704.7 million as at December 31, 2002. Our net debt to equity ratio at December 31, 2002 was approximately 41% compared to 39% at June 30, 2002. The increase in this ratio was primarily due to higher borrowings required to fund acquisitions described under Capital Expenditure above.

Our short-term borrowings were A$105.0 million at December 31, 2002 compared to A$85.2 million at June 30, 2002, comprising approximately 14% of our total debt at December 31, 2002. Of this short-term debt, A$90.0 million was outstanding at December 31, 2002 under our unsecured working capital facility. This facility was renewed in January 2003 and has a fixed maturity of February 2004.

Our long-term borrowings at December 31, 2002 were A$630.1 million compared to A$565.1 million at June 30, 2002, comprising approximately 86% of our total debt. Our long-term debt is all payable later than two years but not later than five years.

On March 11, 2003 we issued US$250 million of senior unsecured notes in three series with maturities ranging from 2010 to 2018 to US institutional investors in a traditional private placement. The details of each of the three tranches are set out below:

•	Tranche A: US$75 million due July 1, 2010 with a coupon rate of 4.75% payable semi-annually.

•	Tranche B: US$80 million due March 11, 2015 with a coupon rate of 5.39% payable semi-annually.
•	Tranche C: US$95 million due March 12, 2018 with a coupon rate of 5.66% payable semi annually.

The notes are repayable in full at their maturity date. The notes are senior unsecured obligations of Origin Energy Limited and are guaranteed by a group of wholly-owned subsidiaries of Origin Energy.

The proceeds of this debt issuance have been used to repay existing Australian dollar denominated indebtedness under various bank loan facilities. We have swapped the repayment of both principal and interest in relation to these notes into Australian dollars through foreign exchange swaps with an aggregate exposure of A$423 million. See Section 11 of our Annual Report on Form 20-F/A for a more detailed discussion of our foreign exchange rate position.

The weighted average interest rate of our interest bearing debt was 5.7% at December 31, 2002, compared to 5.9% as at June 30, 2002. We expect that the issuance of the US$250 million of senior unsecured notes described above will not result in any significant change to our weighted average interest rate at June 30, 2003. As at March 17, 2003, other than the US$250 million of senior unsecured notes which have been swapped into Australian dollars as described above, all our interest bearing debt was denominated in Australian dollars.

Cash flows from operating, investing and financing activities

The following table summarizes our cash flows from operating activities, investing activities and financing activities for the periods shown

	Six months ended December 31,
	2002	2001
	(in millions of $A)
Operating activities	219.2	146.0
Investing activities	(283.7)	(139.5)
Financing activities	84.3	(0.8)

Net cash provided by operating activities increased to A$219.2 million in the six months ended December 31, 2002 from A$146.0 million for the six months ended December 31, 2001. This was due to a significant increase in cash received from customers of A$417.8 million, outweighing an increase in cash paid to suppliers and employees of A$345.2 million.

Net interest and other borrowing costs increased to A$24.5 million in the six months ended December 31, 2002, from A$22.4 million in the six months ended December 31, 2001, primarily due to higher average borrowings over the period. Income taxes paid of A$15.4 million in the six months ended December 31, 2002 are consistent with the level of income taxes paid in the previous corresponding period.

Net cash flows used in investing activities were A$283.7 million in the six months ended December 31, 2002 compared to A$139.5 million for the six months ended December 31, 2001, an increase of A$144.2 million. This reflects the acquisition of the electricity retail business of CitiPower in July 2002, the acquisition of additional coal seam gas assets, also in July 2002, and expenditure in our oil and gas operations, particularly in relation to development of oil discoveries in the Perth Basin.

Net cash flows provided/(net cash flows used) by financing activities increased to A$84.3 million in the six months ended December 31, 2002 compared to A$(0.8) million in the six months ended December 31, 2001. Proceeds from issues of shares and options were A$3.8 million in the six months ended December 31, 2002 compared to A$197.9 million in the previous corresponding period. This was partially offset by net proceeds of borrowings of A$91.5 million in the six months ended December 31, 2002 compared to a net repayment of borrowings of A$176.0 million in the previous corresponding period. Dividends paid were A$10.9 million compared to A$22.7 million in the previous corresponding period.

Equity Capital

Share capital increased by A$14.1 million in the six months ended December 31, 2002, principally as a result of a high level of participation in the Dividend Reinvestment Plan which increased equity capital by A$10.3 million and the exercise of options under the Senior Executive Option Plan.

Dividends

An interim dividend of A$0.05 per share franked to A$0.02 per share was declared in conjunction with the release of our interim financial results on February 20, 2003. The dividend had a record date of March 7, 2003 and was paid on March 24, 2003. The Dividend Reinvestment Plan applied to this dividend with a 5% discount to the weighted average of share price transactions for Origin Energy Limited shares over the five trading days prior to the date of record.

EXPERTS

The consolidated financial statements and schedule of Origin Energy Limited as of June 30, 2002 and 2001 and for each of the years in the three year period ended June 30, 2002 have been incorporated by reference herein in reliance on the reports of KPMG, independent accountants, given on the authority of said firm as experts in auditing and accounting.

INDEX TO FINANCIAL STATEMENTS

ORIGIN ENERGY LIMITED

CURRENCY OF PRESENTATION

We publish our financial statements in Australian dollars. In our financial statements references to “dollars”, “A$” or “$” are to Australian dollars.

HALF YEARLY REPORT

(unaudited)

Name of Entity

Origin Energy Limited and its Controlled Entities

ACN	Half Yearly (tick)	Preliminary final (tick)	Half year Ended (‘current period’)
000 051 696	✓		31 December 2002

For announcement to the market

				$’A’000
Revenues from ordinary activities (item 1.1)	up	34.9	% to	1,669,903
Profit from ordinary activities after tax attributable to members (item 1.22)	up	63.9	% to	89,599
Profit from extraordinary items after tax attributable to members (item 2.5)		0.0%		—
Net profit for the period attributable to Members (item 1.11)	up	63.9	% to	89,599

Dividends	Amount per security	Franked amount per security at 30% tax
Interim dividend (item 15.6)	5.0 cents	2.0 cents
Previous corresponding period (item 15.7)	2.0 cents	2.0 cents
Date for determining entitlements to the dividend (see item 15.2)		7 March 2003

Brief explanation of any of the figures reported above (see Note 1) and short details of any bonus or cash issue or other item(s) of importance not previously released to the market:	NIL
This unaudited half yearly report should be read in conjunction with the most recent annual financial report.

Unaudited Consolidated statement of financial performance for the six months ended December 31, 2002 and 2001

		Current period $A’000	Previous corresponding period $A’000	% Change +/-
1.1	Revenues from ordinary activities (see items 1.23-1.25)	1,669,903	1,237,468	34.9%
1.2	Expenses from ordinary activities (see items 1.26+1.27)	(1,512,481)	(1,134,693)	33.3%
1.3	Borrowing costs	(25,485)	(23,318)	9.3%
1.4	Share of net profits of associates and joint venture entities (see item 16.7)	6,928	3,543	95.5%

1.5	Profit from ordinary activities before tax	138,865	83,000	67.3%
1.6	Income tax on ordinary activities	47,201	25,776	83.1%

1.7	Profit from ordinary activities after tax	91,664	57,224	60.2%
1.8	Profit from extraordinary items after tax (see item 2.5)	—	—	—

1.9	Net profit	91,664	57,224	60.2%
1.10	Net profit attributable to outside equity interests	2,065	2,562	(19.4%)

1.11	Net profit for the period attributable to members	89,599	54,662	63.9%

Non-owner transaction changes in equity
1.12	Net increase in asset revaluation reserve	—	—
1.13	Net exchange differences on translation of financial statements of self-sustaining foreign operations: — Net gain/(loss) on translation of assets and liabilities of overseas controlled entities	1,126	(708)
1.14	Other revenue, expense and initial adjustments recognized directly in equity	—	—
1.15	Initial adjustments from UIG transitional provisions	—	—

1.16	Total revenues, expenses and valuation adjustments attributable to members of Origin Energy Limited recognized directly in equity (Items 1.12 to 1.15)	1,126	(708)

1.17	Total changes in equity from non-owner related transactions attributable to members of Origin Energy Limited	90,725	53,954

Earnings per share (EPS)

		Current Period	Previous corresponding period	% Change +/-
1.18	Basic earnings per share	13.8 cents	8.7 cents	58.6%
1.19	Diluted earnings per share	13.7 cents	8.7 cents	57.5%

Notes to the unaudited consolidated statement of financial performance for the six months ended December 31, 2002 and 2001

Profit from ordinary activities attributable to members

		Current period $A’000	Previous corresponding period $A’000
1.20	Profit from ordinary activities after tax (item 1.7)	91,664	57,224
1.21	Less outside equity interests	2,065	2,562

1.22	Profit from ordinary activities after tax, attributable to members	89,599	54,662

Revenue and expenses from ordinary activities—by nature

		Current Period $A’000	Previous corresponding period $A’000
	Revenue from sale of goods	1,581,882	1,159,176
	Revenue from rendering of services	76,256	63,579

1.23	Total sales revenue	1,658,138	1,222,755
1.24	Interest revenue	681	816
1.25	Other revenue from ordinary activities	11,084	13,897

	Revenue from ordinary activities	1,669,903	1,237,468

1.26	Details of relevant expenses:
	Raw materials and consumables used, and changes in finished goods and work in progress	1,105,392	803,263
	Advertising	10,184	5,297
	Amortization of intangibles	11,914	12,221
	Amortization of commodity hedging contracts	9,537	7,092
	Bad and doubtful debts	5,194	2,243
	Employee expenses	101,602	77,366
	Exploration and production costs	35,219	25,331
	Consultancy costs	3,782	3,778
	Contracting costs	57,081	53,214
	Motor vehicle expenses	8,119	8,404
	Net book value of assets sold	2,521	1,669
	Occupancy expenses	13,424	9,765
	Repairs and maintenance	8,242	7,586
	Royalties	14,212	14,833
	Administration and other expenses from ordinary activities	55,255	34,803
1.27	Depreciation and amortization excluding amortization of intangibles (see item 2.3)	70,803	67,828

	Expenses from ordinary activities	1,512,481	1,134,693

	Borrowing costs	25,485	23,318

	Total expenses	1,537,966	1,158,011

		Current Period $A’000	Previous corresponding period $A’000
Capitalized outlays
1.28	Interest costs capitalized in asset values	—	—
1.29	Outlays capitalized in intangibles (unless arising from an acquisition of a business)	—	—

Consolidated retained profits

		Current Period $A’000	Previous corresponding period $A’000
1.30	Retained profits at the beginning of the financial period	1,095,158	999,223
1.31	Net profit attributable to members (item 1.11)	89,599	54,662
1.32	Net transfers (to) and from reserves	79	(8)
1.33	Net effect of changes in accounting policies	—	—
1.34	Dividends and other equity distributions paid or payable	(26)	(14,708)

1.35	Retained profits at the end of the financial period	1,184,810	1,039,169

Intangible and extraordinary items

		Consolidated—current period
		Before tax $A’000	Related tax (expense) / benefit $A’000	Related outside equity interests $A’000	Amount (after tax) attributable to members $A’000
2.1	Amortization of goodwill	5,905	—	—	5,905
2.2	Amortization of other intangibles	6,009	—	—	6,009

2.3	Total amortization of intangibles	11,914	—	—	11,914

2.4	Extraordinary items (details)	—	—	—	—

2.5	Total extraordinary items	—	—	—	—

		Consolidated—previous corresponding period
		Before tax $A’000	Related tax (expense) / benefit $A’000	Related outside equity interests $A’000	Amount (after tax) attributable to members $A’000
2.1	Amortization of goodwill	2,814	—	—	2,814
2.2	Amortization of other intangibles	9,407	—	—	9,407

2.3	Total amortization of intangibles	12,221	—	—	12,221

2.4	Extraordinary items (details)	—	—	—	—

2.5	Total extraordinary items	—	—	—	—

Unaudited consolidated statement of financial position as at December 31, 2002 and 2001

		At end of current period $A’000	As shown in last annual report $A’000	As shown in last half yearly report $A’000
	Current assets
4.1	Cash assets	30,418	17,255	21,155
4.2	Receivables	508,939	485,538	388,347
4.3	Other financial assets	4,111	—	681
4.4	Inventories	53,246	46,392	48,065
4.6	Other	72,190	37,064	63,824

4.7	Total current assets	668,904	586,249	522,072

	Non-current assets
4.8	Receivables	22,350	21,499	32,792
4.9	Investments (equity accounted)	56,680	53,347	50,132
4.10	Other investments and other financial assets	186,037	196,135	201,153
4.12	Exploration and evaluation expenditure capitalized	138,978	125,624	84,828
4.13	Development properties	9,443	5,031	3,850
4.14	Other property, plant and equipment (net)	1,305,353	1,155,372	1,123,259
4.15	Intangibles (net)	730,932	634,436	696,699
4.16	Tax assets	199,354	171,654	150,490
4.17	Other	8,316	8,587	8,507

4.18	Total non-current assets	2,657,443	2,371,685	2,351,710

4.19	Total assets	3,326,347	2,957,934	2,873,782

	Current liabilities
4.20	Payables	475,070	371,534	351,555
4.21	Interest bearing liabilities	105,000	85,238	47,041
4.22	Tax liabilities	787	3,290	7,637
4.23	Provisions	68,894	67,451	81,526
4.24	Other	4,297	—	—

4.25	Total current liabilities	654,048	527,513	487,759

	Non-current liabilities
4.26	Payables	5,881	6,100	28,188
4.27	Interest bearing liabilities	630,125	565,139	520,000
4.28	Tax liabilities	230,746	197,055	183,084
4.29	Provisions	74,345	36,088	85,330

4.31	Total non-current liabilities	941,097	804,382	816,602

4.32	Total liabilities	1,595,145	1,331,895	1,304,361

4.33	Net assets	1,731,202	1,626,039	1,569,421

	Equity
4.34	Capital/contributed equity	399,124	385,039	381,366
4.35	Reserves	113,394	112,347	114,569
4.36	Retained profits	1,184,810	1,095,158	1,039,169

4.37	Equity attributable to members of the parent entity	1,697,328	1,592,544	1,535,104
4.38	Outside equity interest in controlled entities	33,874	33,495	34,317

		At end of current period $A’000	As shown in last annual report $A’000	As shown in last half yearly report $A’000
4.39	Total equity	1,731,202	1,626,039	1,569,421

Notes to the unaudited consolidated statement of financial position

Exploration and evaluation expenditure capitalized

		Current period $A’000	Previous corresponding period $A’000
5.1	Opening balance	125,624	63,688
5.2	Expenditure incurred during current period	14,461	24,770
5.3	Expenditure written off during current period	(308)	(5,167)
	Increase in provision for write-down during current period	(11,621)	(1,835)
5.4	Acquisitions, disposals, revaluation increments, etc	18,126	3,372
5.5	Expenditure transferred to Mine Properties	(7,304)	—

5.6	Closing balance as shown in the consolidated statement of financial position (item 4.12)	138,978	84,828

Development properties

6.1 to 6.7 not applicable

Unaudited consolidated statement of cash flows for six months ended December 31, 2002 and 2001

		Current period $A’000	Previous corresponding period $A’000
	Cash flows related to operating activities
7.1	Receipts from customers	1,913,902	1,496,076
7.2	Payments to suppliers and employees	(1,653,187)	(1,308,034)
7.3	Dividends/distributions received from associates and joint venture entities	4,000	4,000
7.4	Other dividends received	399	409
7.5	Interest and other items of similar nature received	1,093	817
7.6	Interest and other costs of finance paid	(25,615)	(23,182)
7.7	Income taxes paid	(15,353)	(14,128)
7.8	Other (subvention payments)	(6,000)	(10,000)

7.9	Net operating cash flows	219,239	145,958

	Cash flows related to investing activities
7.10	Payment for purchases of property, plant and equipment	(57,338)	(72,573)
	Payment for exploration and development	(96,991)	(59,253)
7.11	Proceeds from sale of property, plant and equipment	2,200	692
	Payment for purchase of controlled entities	—	(7,651)
	Payment for purchase of businesses	(131,614)	—
7.12	Payment for purchases of equity investments	—	(700)

7.17	Net investing cash flows	(283,743)	(139,485)

	Cash flows related to financing activities
7.18	Proceeds from issues of securities (shares, options, etc)	3,794	197,892
7.19	Proceeds from borrowings	328,115	—
7.20	Repayment of borrowings	(236,662)	(176,040)
7.21	Dividends paid	(10,943)	(22,653)

7.23	Net financing cash flows	84,304	(801)

7.24	Net increase/(decrease) in cash held	19,800	5,672
7.25	Cash at beginning of period	10,551	15,910
7.26	Exchange rate adjustments to item 7.25	67	(427)

7.27	Cash at end of period (see reconciliation of cash)	30,418	21,155

Non-cash financing and investing activities

Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows are as follows:

(i)	Issue of shares in respect of dividend reinvestment plan $10,291,000 (2001: $5,017,000).

(ii)	On 13 December 2002 Origin Energy acquired all of the Mt Stuart Power Station and related entities (refer 13.1) from AES Corporation for an effective consideration of $93,255,000. At 31 December 2002 this amount had not been settled and thus is not reflected in the statement of cash flows.

Reconciliation of cash

Reconciliation of cash at the end of the period (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows:

		Current period $A’000	Previous corresponding period $A’000
8.1	Cash on hand and at bank	30,365	17,632
8.2	Deposits at call	—	250
8.3	Bank overdraft	—	—
8.4	Other (term deposits)	53	3,273

8.5	Total cash at end of period (item 7.27)	30,418	21,155

Other notes to the financial statements

Ratios

		Current period	Previous corresponding period
	Profit before tax/revenue
9.1	Consolidated profit from ordinary activities before tax (item 1.5) as a percentage of revenue (item 1.1)	8.3%	6.7%

	Profit after tax/equity interests
9.2	Consolidated net profit from ordinary activities after tax attributable to members (item 1.11) as a percentage of equity at the end of the period (item 4.37)	5.3%	3.6%

Earnings per security (EPS)

		Current period	Previous Corresponding period
10	Details of basic and diluted EPS reported separately in accordance with paragraph 9 and 18 of AASB 1027: “Earnings Per Share” are as follows.
	Basic EPS	13.8 cents	8.7 cents
	Diluted EPS	13.7 cents	8.7 cents

	Weighted average number of shares used as the denominator
	Weighted average number of ordinary shares used as the denominator in calculating basic earnings per share	649,429,172	627,644,269

	Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating diluted earnings per share	653,164,478	630,990,582

	Reconciliation of earnings used in calculating EPS:	$A’000	$A’000

	Basic and alternative EPS
	Net profit	91,664	57,224
	Less: Outside equity interests	2,065	2,562

	Amount used as numerator in calculating basic and diluted EPS	89,599	54,662

Information concerning the classification of securities

(a) Fully paid ordinary shares

Fully paid ordinary shares are classified as ordinary shares for the purposes of calculating basic and diluted earnings per share.

(b) Share Options

Share options granted under the Senior Executive Option Plan have been classified as potential ordinary shares and have been included in the determination of diluted earnings per share. The options have not been included in the determination of basic earnings per share.

NTA Backing

	Current period	Previous corresponding period
11.1 Net tangible asset backing per ordinary security	$1.48	$1.30

Discontinuing operations

12.1    not applicable

Control gained over entities having material effect

13.1	Names of entities	AES Australia Holding BV AES Mt Stuart BV AES Mt Stuart General Partnership

13.2	Consolidated operating profit/(loss) and extraordinary items after tax of the entities since the date in the current period on which control was acquired	$(76,000)

13.3	Date from which such profit has been calculated	13 December 2002

13.4	Operating profit/(loss) and extraordinary items after tax of the entities for the whole of the previous corresponding period.	N/A

Comparative—31 December 2001: Not applicable

Loss of control of entities having material effect

14.1 to 14.5 not applicable

Dividends

15.1	Date the dividend is payable	24 March 2003

15.2

Date to determine entitlements to the dividend (i.e. on the basis of registrable transfers received by 5.00 pm if securities are not CHESS approved, or security holding balances established by 5.00 pm or such later time permitted by SCH Business Rules if securities are CHESS approved)

7 March 2003

Amount per security

Franking rate applicable		Amount per security	Franked amount per security at 30% tax
15.6	Interim dividend: Current year	5.0 cents	2.0 cents
15.7	Previous year	2.0 cents	2.0 cents

The financial effect of the current period dividend has not been brought to account in the half-year consolidated financial report for the period ended 31 December 2002.

Interim dividend on all securities

		Current period $A’000	Previous corresponding period $A’000
15.10	Ordinary securities (refer below)	—	12,926
	Add: Final prior year dividend (over)/under provided	26	1,782
15.13	Total	26	14,708

The dividend plans shown below are in operation: Dividend Reinvestment Plan

The last date for receipt of election notices for the dividend	7 March 2003

Any other disclosures in relation to dividends

Subsequent to reporting date, the directors have declared an interim dividend of five cents per ordinary share, franked to two cents per ordinary share. The total amount of this dividend is $32,634,000. In accordance with the adoption of AASB 1044 “Provisions, Contingent Liabilities and Contingent Assets”, as the interim dividend had not been declared on or before the reporting date, it has not been recognized as a liability at reporting date or disclosed as a dividend paid or payable in consolidated retained profits.

Details of aggregate share of profits/(losses) of associates and joint venture entities

Group’s share of associates’ and joint venture entities’:

		Current period $A’000	Previous corresponding period $A’000
16.1	Profit from ordinary activities before tax	9,471	5,337
16.2	Income tax on ordinary activities	2,543	1,794

16.3	Profit from ordinary activities after income tax	6,928	3,543
16.4	Extraordinary items net of tax	—	—

16.5	Net profit	6,928	3,543
16.6	Adjustment	—	—

16.7	Share of net profits of associates and joint venture entities	6,928	3,543

Material interests in entities which are not controlled entities

Name of entity		Percentage of ownership interest held at the end of the period		Contribution to net profit (item 1.9)
		Current period	Previous corresponding period	Current period A$’000	Previous corresponding period A$’000
17.1	Equity accounted associates and joint venture entities
	Bulwer Island Energy Partnership	50%	50%	3,699	2,245

17.2	Total			3,699	2,245

17.3	Other material interests
	Envestra Limited	19.1%	19.9%	7,692	6,701

17.4	Total			7,692	6,701

Issued and quoted securities at end of current period

Category of securities		Number issued	Number quoted	Issue price	Amount paid-up
18.3	Ordinary securities	652,317,960	652,317,960	—	—

18.4	Changes during current period
	(a) Increases through issues	4,488,808	4,488,808	—	—
	(b) Decreases through returns of capital, buy-backs, redemptions, consolidations	—	—	—	—

18.7	Options			Exercise price	Expiry date

		30,000	—	$2.92	2 Mar 2003
		455,000	—	$1.66	4 Dec 2003
		50,000	—	$1.50	4 Dec 2003
		30,000	—	$1.66	19 Jan 2004
		1,250,000	—	$2.24	1 Feb 2004
		1,584,300	—	$1.76	6 Dec 2004
		139,400	—	$1.78	6 Dec 2004
		1,830,000	—	$1.27	1 Mar 2005
		400,000	—	$1.27	1 Mar 2005
		495,000	—	$2.74	31 Aug 2006
		3,495,000	—	$3.20	16 Dec 2006
		30,000	—	$3.20	14 Jan 2007
		2,580,000	—	$3.56	19 Dec 2007

18.8	Issued during current period	2,580,000	—	$3.56	19 Dec 2007

18.9	Exercised during current period	1,125,000	—	$2.92	11 Dec 2002
		190,000	—	$1.66	4 Dec 2003
		30,000	—	$1.66	19 Jan 2004
		81,600	—	$1.76	6 Dec 2004

18.10	Expired during current period	35,000	—	$2.92	11 Dec 2002
		70,000	—	$5.02	11 Dec 2002

PRIMARY REPORTING—BUSINESS SEGMENTS

	Exploration and Production		Retail		Generation		Networks		Consolidated
	Current Period	Previous Corresponding Period	Current Period	Previous Corresponding Period	Current Period	Previous Corresponding Period	Current Period	Previous Corresponding Period	Current Period	Previous Corresponding Period
	A$’000	A$’000	A$’000	A$’000	A$’000	A$’000	A$’000	A$’000	A$’000	A$’000
REVENUE
Total Sales	167,904	163,653	1,396,446	990,825	40,916	27,630	76,226	63,522	1,681,492	1,245,630
Intersegment Sales Elimination **	(23,354)	(22,875)	—	—	—	—	—	—	(23,354)	(22,875)

External Sales Revenue	144,550	140,778	1,396,446	990,825	40,916	27,630	76,226	63,522	1,658,138	1,222,755
Other Revenue	885	6,020	1,004	779	88	—	9,107	7,098	11,084	13,897

Total Segment Revenue	145,435	146,798	1,397,450	991,604	41,004	27,630	85,333	70,620	1,669,222	1,236,652
Unallocated Revenue									681	816

Revenue from Ordinary Activities									1,669,903	1,237,468

RESULT
Segment Result	47,119	57,419	93,523	34,187	4,684	(514)	11,415	10,867	156,741	101,959
Share of Net Profits of Associates and Joint Venture Entities	—	—	1,124	566	5,804	2,977	—	—	6,928	3,543

Earnings Before Interest and Tax (EBIT)	47,119	57,419	94,647	34,753	10,488	2,463	11,415	10,867	163,669	105,502
Net Interest Expense									(24,804)	(22,502)

Profit from Ordinary Activities Before Income Tax									138,865	83,000
Income Tax Expense									(47,201)	(25,776)

Net Profit									91,664	57,224

EARNINGS BEFORE INTEREST, TAX, DEPRECIATION AND AMORTIZATION (EBITDA)	90,248	102,340	133,830	67,706	19,545	10,426	12,300	12,171	255,923	192,643

DEPRECIATION AND AMORTIZATION	43,129	44,921	39,183	32,953	9,057	7,963	885	1,304	92,254	87,141

OTHER NON-CASH EXPENSES	16,352	8,772	20,272	10,733	750	1,552	1,084	212	38,458	21,269

ACQUISITIONS OF NON-CURRENT ASSETS (includes capital expenditure)	135,141	74,964	152,480	39,094	94,097	31,200	95	811	381,813	146,069

SEGMENTS (continued)

PRIMARY REPORTING—BUSINESS SEGMENTS

	Exploration and Production		Retail		Generation		Networks		Consolidated
	Current Period	Previous Corresponding Period	Current Period	Previous Corresponding Period	Current Period	Previous Corresponding Period	Current Period	Previous Corresponding Period	Current Period	Previous Corresponding Period
	A$’000	A$’000	A$’000	A$’000	A$’000	A$’000	A$’000	A$’000	A$’000	A$’000
ASSETS
Segment Assets	967,829	828,938	1,524,680	1,370,149	316,875	241,219	171,845	173,286	2,981,229	2,613,592
Investments in Associates and Joint Venture Entities	—	—	5,793	3,721	50,887	46,411	—	—	56,680	50,132

Total Segment Assets	967,829	828,938	1,530,473	1,373,870	367,762	287,630	171,845	173,286	3,037,909	2,663,724
Unallocated Assets*									288,437	210,058

Total Assets									3,326,346	2,873,782

LIABILITIES
Segment Liabilities	76,183	72,303	362,392	321,023	112,362	75,099	27,078	19,471	578,015	487,896
Unallocated Liabilities*									1,017,130	816,465

Total Liabilities									1,595,145	1,304,361

*	Unallocated assets consists of cash and deferred tax assets and other unallocatable assets. Unallocated liabilities consists of current and non-current interest bearing liabilities, current and deferred tax liabilities and other unallocatable liabilities.
**	Intersegment pricing is determined on an arm’s length basis.

Industry Segments:	Products and Services:
Exploration and Production	Natural gas and oil
Retail	Natural gas, electricity, LPG, energy related products and services
Generation	Natural gas-fired cogeneration and power generation, clean energy services and project development
Networks	Infrastructure investment and management services

SECONDARY REPORTING—GEOGRAPHICAL SEGMENTS

The consolidated entity operates predominantly in Australia. More than 90% of revenue, profit, assets and acquisition of non-current assets relate to operations in Australia.

Additional notes to the Half Yearly Report

1. INCOME TAX EXPENSE

	Current period $A’000	Previous corresponding period $A’000
Income tax expense on profit from ordinary activities (item 1.6)	47,201	25,776

Income tax expense on pretax accounting profit:
(i) at Australian tax rate	41,660	24,900
(ii) adjustment for difference between Australian and overseas tax rates	(167)	35

Income tax expense on pretax accounting profit at standard rates	41,493	24,935

Add/(subtract) tax effect of major items causing permanent differences:
Non-taxable distributions received	(1,615)	(1,404)
Depreciation and amortization	6,496	8,418
Capital losses not previously recognized	114	—
Share of associates’ net profit	(1,173)	(389)
Past tax losses and exploration expenditure recouped	(182)	(1,976)
Under/(over) provision of tax in previous years	1,927	912
Tax rate change on prior year adjustments	(286)	856
Net benefit of subvention payments	—	(5,652)
Other items	427	76

	5,708	841

Income tax expense for the period	47,201	25,776

Additional notes to the Half Yearly Report

2. CONTRIBUTED EQUITY

	Current period $A’000	As shown in last annual report $A’000
Issued and paid-up capital
652,317,960 (June 2002: 647,829,152) ordinary shares, fully paid	399,124	385,039

Ordinary share capital
Balance at the beginning of the financial period	385,039	178,457

Shares issued:
— Nil (June 2002: 44,196,526) shares in accordance with the Share Placement	—	123,332
— Nil (June 2002: 26,500,287) shares in accordance with the Share Purchase Plan	—	73,563
— 1,426,600 (June 2002: 761,650) shares in accordance with the Senior Executive Option Plan	3,794	1,570
— 3,062,208 (June 2002: 2,693,165) shares in accordance with the Dividend Reinvestment Plan	10,291	8,117
— Nil (June 2002: 629,145) shares in accordance with the Employee Share Plan	—	—

Total movements in ordinary share capital	14,085	206,582

	399,124	385,039

3. CONTINGENT LIABILITIES

	Current period $A’000	As shown in last annual report $A’000
Unsecured bank guarantees	173,140	99,566

Origin Energy Limited has given to its bankers letters of responsibility in respect of accommodation provided from time to time by the banks to Origin Energy Limited’s wholly or partly-owned controlled entities.

Warranties and indemnities have been given by entities in the consolidated entity in relation to environmental liabilities for certain properties as part of the terms and conditions of divestments.

A number of sites within the Origin Energy Group have been identified as contaminated, generally as a result of prior activities conducted at the sites, and review and appropriate implementation of clean-up requirements for these is ongoing. For sites where the requirements can be assessed and costs estimated, clean-up costs have been expensed or provided for. Ongoing environmental management programmes ensure that appropriate controls are in place at all sites.

Certain entities within the consolidated entity are subject to various lawsuits and claims including native title claims. Any liabilities arising from such lawsuits and claims are not expected to have a material adverse effect on the consolidated financial statements.

A Demerger Deed was entered into in the 2000 year containing certain indemnities and other agreements between Origin Energy Limited and Boral Limited and their respective controlled entities covering the transfer of the businesses, investments, debt and assets of Boral Limited and some temporary shared arrangements.

Additional notes to the Half Yearly Report

4. RECONCILIATION FROM AUSTRALIAN GAAP TO US GAAP

A. Principal differences between Australian GAAP and US GAAP

Financial statements in the United States are prepared in accordance with accounting principles generally accepted in the United States (US GAAP). In Australia, financial statements are prepared in accordance with applicable accounting standards issued by the Australian Accounting Standards Board and codified in the Australian Corporations Law (Australian GAAP).

The half-year consolidated financial report does not include full note disclosures of the type normally included in an annual financial report. A full description of the principal differences between the accounting policies, where material to the preparation of Origin Energy Limited’s financial statements, may be found in the consolidated entity’s full financial statements for the year ended June 30, 2002 filed on Form 20-F/A with the Securities Exchange Commission on June 10, 2003.

The accounting policies have been consistently applied by each entity in the consolidated entity and, except where stated, are consistent with those of the previous year.

Dividends

The new Australian accounting standard AASB 1044 “ Provisions, Contingent Liabilities and Contingent Assets” was applied for the first time from 1 July 2002. Under AASB 1044 the accounting treatment for dividends is now consistent with US GAAP and, accordingly, only dividends declared or publicly recommended on or before the reporting date are recognised as a liability.

Goodwill amortization

Statement of Financial Accounting Standard (SFAS) No. 142 “Goodwill and Other Intangible Assets” was adopted on 1 July 2002. Under SFAS No 142, goodwill is no longer required to be systematically amortized over its economic useful life, not exceeding forty years, but rather is subject to an impairment test. Origin Energy determined that the value of goodwill was not impaired as at 1 July 2002, being the date of adoption of SFAS No. 142. Accordingly, all goodwill amortization expensed during the period under Australian GAAP has been reversed for US GAAP reporting purposes.

B. Recently issued accounting standards and pronouncements under U.S. GAAP

In July 2002 the Financial Accounting Standards Board (“FASB”) issued Statement No. 146, Accounting for Costs Associated with Exit or Disposal Activities (“Statement 146”). Statement 146 requires that a liability for costs associated with an exit or disposal activity be recorded when the liability is incurred and measured initially at fair value. Statement 146 applies to costs associated with:

(a) an exit activity that does not involve an entity newly acquired in a business combination; or

(b) a disposal activity within the scope of Statement 144.

Because the provisions of this statement are to be applied prospectively to exit or disposal activities initiated after December 31, 2002, the impact of adopting this statement cannot be determined.

In October 2002, the Emerging Issues Task Force (“EITF”) reached a consensus under EITF 02-3, Recognition of Reporting of Gains and Losses on Energy Trading Contracts, to rescind EITF Issue No. 98-10 (and related interpretative guidance of EITF 00-17 and Topic D-105) and precluded mark-to-market accounting for energy trading contracts that are not derivatives pursuant to SFAS No. 133. Prior to being rescinded, EITF 98-10 had required mark-to-market accounting be applied to all energy trading contracts. Additionally, EITF 02-3 stipulated that all mark-to-market gains and losses on energy trading contracts should be included on a net basis in the income statement. EITF 02-3 also prescribed specific disclosure requirements in relation to energy trading contracts. The consensus regarding the rescission of EITF 98-10 is effective for fiscal periods beginning after December 15, 2002 for all contracts held by an entity, but is effective for all new contracts entered into after October 25, 2002. We are presently assessing the impact of these accounting pronouncements on our financial statements and results of operations, however, applying the new accounting rules to contracts we entered into after October 25, 2002, has not had a material impact on our results of operations, financial position or liquidity.

In November 2002 the FASB issued Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (“FIN 45”). FIN 45 prescribes the disclosures to be made by a guarantor in its annual financial statements regarding its obligations under guarantees. FIN 45 also requires the recognition of a liability by a guarantor at the inception of certain guarantees that are entered into or modified after December 31, 2002. The impact of FIN 45 on our future consolidated financial statements will depend upon whether we enter into, or modify, any material guarantee arrangements.

In December 2002 the FASB issued Statement No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure, an amendment of FASB Statement No. 123 (“Statement 148”). Statement 148 provides alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement 123 to require prominent disclosure in annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. Statement 148 will be effective for our financial statements in the year ending June 30, 2003. We make an adjustment for the expense recognized in relation to stock-based employee compensation in our reconciliation of net income under Australian GAAP to U.S. GAAP with this adjustment being calculated using the fair value method prescribed by Statement 123 for all options issued after July 1, 2001. We do not believe the adoption of Statement 148 will have a material impact on our results of operations, financial position or liquidity.

In January 2003 the FASB issued interpretation No. 46, Consolidation of Variable Interest Entities (“FIN 46”). FIN 46 provides guidance regarding the identification of variable interest entities and determining when such entities are to be consolidated. FIN 46 will be effective for our Financial Statements in the fiscal year ending June 30, 2003. We do not believe the adoption of FIN 46 will materially impact our results of operations, financial position or liquidity.

Additional notes to the Half Yearly Report

4. RECONCILIATION FROM AUSTRALIAN GAAP TO US GAAP (continued)

C. Impact on Net Income

Application of US GAAP would have had the following effect on net income:

	Dec-2002 A$’000	Dec-2001 A$’000
Operating profit after income tax as reported in the consolidated financial statements	91,664	57,224
Outside equity interests	(2,065)	(2,562)

Operating profit in accordance with Australian GAAP	89,599	54,662
Adjustments: (before income tax and outside equity interests)
Depreciation, depletion and amortization of:
Buildings	116	138
Mine Properties	(4,600)	(2,789)
Goodwill and Licences (1)	4,206	(1,537)
Deferred expenses	993	411
Employee costs	(2,325)	(2,796)
Profit/(Loss) on sale of non-current assets	73	—
Restructuring and other provisions	(11,811)	(8,267)
Software development and implementation costs	70	(1,877)
Derivative financial instruments	80,260	50,622
Discount on long term obligations	(305)	(688)
Movement in provision for diminution in investments	560	—

	156,836	87,879
Adjustment: Tax effect of adjustments	(16,823)	(6,862)

Net adjustment after tax before outside equity interests	140,013	81,017
Adjustment: outside equity interests share of after tax adjustments	306	(174)

Approximate net income in accordance with US GAAP	140,319	80,843
Other comprehensive income, net of taxes:
Foreign currency translation adjustments net of income tax (tax expense/(benefit) 2002: $Nil, 2001: $Nil)	1,126	(708)
Unrealized gains/ (losses) on investments (tax benefit 2002: $5,449,000, tax benefit 2001: $3,609,000)	12,714	8,422

Comprehensive income in accordance with US GAAP	154,159	88,557

Accumulated other comprehensive income balances:
Foreign currency translation adjustments	8,846	8,456
Additional minimum liability related to pensions	(1,883)	(1,883)
Unrealized gains/ (losses) on investments	866	(2,405)

	7,829	4,168

Basic earnings per share in accordance with US GAAP	21.6 ¢	12.9 ¢
The weighted average number of shares used in the calculation of basic EPS for each period is: 2002: 649,429,172, 2001: 627,644,269)
Diluted earnings per share in accordance with US GAAP	21.5 ¢	12.8 ¢
The weighted average number of shares used in the calculation of diluted EPS for each period is: 2002: 653,164,478, 2001: 620,990,582)
The following table includes profit and loss account information prepared in accordance with Australian GAAP but presented in US GAAP format:
Operating revenue	1,658,138	1,222,755
Operating expenses:
Cost of sales	1,105,392	803,263
Other operating expenses	314,835	244,289
Depreciation and amortization	92,254	87,141

Total operating expenses	1,512,481	1,134,693

Operating profit before interest and tax	145,657	88,062
Other income	11,765	14,713
Interest expense	(25,485)	(23,318)
Income tax expense	(47,201)	(25,776)

	Dec-2002 A$’000	Dec-2001 A$’000
Net income after interest and tax	84,736	53,681
Equity share of associated entities after tax	6,928	3,543
Minority interest in operating profits/losses after interest and tax	(2,065)	(2,562)

Net profit after income tax	89,599	54,662

Additional notes to the Half Yearly Report

4. RECONCILIATION FROM AUSTRALIAN GAAP TO US GAAP (continued)

D. Impact on Equity

Application of US GAAP would have had the following effect on Equity:

	Dec-2002 A$’000	Jun-2002 A$’000	Dec-2001 A$’000
Equity in accordance with Australian GAAP	1,731,202	1,626,039	1,569,421
Outside equity interests	(33,874)	(33,495)	(34,317)

	1,697,328	1,592,544	1,535,104
Adjustments to items in the Statements of Financial Position: (before income tax and outside equity interests):
Current Asset
Other	(168)	(1,292)	(3,724)
Non-Current Assets
Other Financial Assets	86,380	(12,603)	26,136
Property, plant and equipment	(22,763)	(18,422)	(12,142)
Intangibles(1)	143,442	167,007	181,847
Other	(5,961)	(5,830)	(5,783)
Current Liabilities
Provisions(2)	12,464	25,335	31,121
Non-Current Liabilities
Provisions	(10,457)	(12,132)	(17,477)
Deferred Tax Liability	(146,449)	(157,836)	(173,361)

	1,753,816	1,576,771	1,561,721
Adjustment: Tax effect of adjustments	39,784	64,047	46,959

Net adjustment after tax before outside equity interests	1,793,600	1,640,818	1,608,680
Adjustment: outside equity interests share of after tax adjustments	10,840	10,534	10,517

Approximate Equity in accordance with US GAAP	1,804,440	1,651,352	1,619,197

Except as otherwise noted below, all explanations of adjustments to reconcile from Australian GAAP to US GAAP are consistent with those of the previous year and may be found in the consolidated entity’s full financial statements for the year ended June 30, 2002 on Form 20-F/A with the Securities Exchange Commission on June 10, 2003.

(1)	From July 1, 2002 under US GAAP goodwill is no longer required to be systematically amortised over its useful life but rather is subject to an impairment test. Origin Energy determined that the value of goodwill was not impaired as at July 1, 2002, being the date of adoption of SFAS No. 142. Accordingly, all goodwill amortisation expensed during the period under Australian GAAP has been reversed for US GAAP reporting purposes.

(2)	From July 1, 2002, the accounting treatment for dividends under Australian GAAP changed and is now consistent with US GAAP.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Indemnification of Directors And Officers

Subject to the Corporations Act 2001 of Australia, our Constitution provides that we indemnify each of our directors, secretaries or executive officers and those of our wholly-owned subsidiaries against:

•	any liability incurred by such person as a director, secretary or executive officer to another person (other than us or our related entities) unless the liability arises out of conduct involving a lack of good faith; and

•	any liability for costs and expenses in defending proceedings against the person for which it could be indemnified or in criminal proceedings in which the person is required.

Our shareholders have also authorized us to enter into Deeds of Access and Indemnity in which we agree to indemnify a director in the same terms as that provided in our Constitution for a period of seven years after the director has retired. We also agree to provide our directors with Directors’ and Officers’ Liability Insurance for that period.

Exhibits

Exhibit No.	Description
4.1	Constitution of Origin Energy Limited (1)
5.1	Form of opinion of William M. Hundy with regard to the legality of the securities
10.1	Executive Share Plan (1)
10.2	Senior Executive Option Plan (1)
10.3	Employee Share Plan (1)
23.1	Consent of KPMG
24.1*	Power of Attorney
99.1	Form of letter and forms to be sent to Eligible Shareholders to accompany the prospectus included in this Registration Statement

(1)	Incorporated by reference to the indicated exhibit filed with Origin Energy Limited’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on December 24, 2002.
*	Previously filed.

Undertakings

(a) The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and

ii-1

of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that paragraphs (i) and (ii) shall not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	As long as the registrant is a foreign private issuer, to file a post-effective amendment to the registration statement to include any financial statements required by Item 8A of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Securities Act need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Securities Act or Item 8A of Form 20-F if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act that are incorporated by reference in this registration statement.

(b)	The undersigned registrant hereby undertakes that, for the purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the registrant’s constitution or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-3 and has duly caused this amendment no.1 to the registration statement on Form F-3 to be signed on its behalf by the undersigned, thereunto duly authorized to sign this amendment, in Sydney, State of New South Wales, Australia on June 10, 2003.

ORIGIN ENERGY LIMITED

By:	/s/ GRANT A. KING
Name: Grant A. King Title: Managing Director (principal executive officer)

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this amendment no.1 to the registration statement on Form F-3 to be signed on its behalf by the undersigned, in the capacities indicated on June 10, 2003.

Signature	Title

/s/ GRANT A. KING Grant A. King	Managing Director (principal executive officer)

* Bruce G. Beeren	Executive Director—Commercial (principal financial officer)

* Frank G. Calabria	Principal accounting officer

* H. Kevin McCann	Chairman of Board of Directors

* Trevor Bourne	Director

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Colin B. Carter	Director

J. Roland Williams	Director

* Puglisi and Associates Authorized Representative in the U.S	Authorized Representative in the U.S

Name:	Donald J. Puglisi
Title:	Managing Director

*By:	/s/ GRANT A. KING
Name: Grant A. King
Title: Attorney-in-Fact

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EXHIBIT INDEX

Exhibit No.		Description

4.1		Constitution of Origin Energy Limited (1)

5.1		Form of opinion of William M. Hundy with regard to the legality of the securities

10.1		Executive Share Plan (1)

10.2		Senior Executive Option Plan (1)

10.3		Employee Share Plan (1)

23.1		Consent of KPMG

24.1	*	Power of Attorney

99.1		Form of letter and forms to be sent to Eligible Shareholders to accompany the prospectus included in this Registration Statement

(1)	Incorporated by reference to the indicated exhibit filed with Origin Energy Limited’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on December 24, 2002.

*	Previously filed.

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